Ladenburg Thalmann & Co. Inc.

4400 Biscayne Blvd, 14th Floor

Miami, FL 33137

December 10, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	CERES, INC.
Registration Statement on Form S-1 (Registration No. 333-206718) -
Concurrence in Acceleration Request

Ladies and Gentlemen:

Reference is made to the letter of Ladenburg Thalmann & Co. Inc. ("Ladenburg") filed as correspondence via EDGAR on December 8, 2015, in which it concurred in the request by Ceres, Inc. that the effective date of the above-referenced Registration Statement be accelerated to December 10, 2015, at 5:00 p.m., Eastern Time, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”). Ladenburg hereby formally withdraws such concurrence in the request for acceleration of the effective date.

Ladenburg, as representative of the underwriters for the referenced offering, hereby concurs in the request by Ceres, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 p.m. (Eastern Time), or as soon as practicable thereafter, on December 14, 2015, pursuant to Rule 461 under the Securities Act. Ladenburg affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Nicholas Stergis
Name: Nicholas Stergis
Title: Managing Director